12450867.1
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Baudax Bio Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
07160F404
(CUSIP Number)
June 30, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[X]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 10)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

40,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

40,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

125,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

125,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

335,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

335,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

375,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

375,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

500,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.	TYPE OF REPORTING PERSON

IN, HC

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of June 30, 2023.
Item 1(a).	Name of Issuer:
Baudax Bio Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
490 Lapp Road
Malvern, PA 19355

Item 2(a).	Name of Persons Filing:
This statement is filed by:
•	Black Horse Capital LP, a Delaware limited partnership (the “Domestic Fund”),

•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempted company ( the “Offshore Fund”),

•	Cheval Holdings, Ltd., a Cayman Islands exempted company (“Cheval”),

•	Black Horse Capital Management LLC, a Delaware limited liability company (“BH Management”),

•	Dale Chappell, a citizen of Malta (Mr. Chappell”).
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
BH Management is the managing general partner of the Domestic Fund and has been granted by the Board of Directors of Cheval the power to manage the securities of the Issuer owned by Cheval. Mr. Chappell is the managing member of BH Management and the controlling person of the Offshore Fund. By virtue of these relationships, each of BH Management and Mr. Chappell may be deem to beneficially own the shares of the Issuer’s common stock owned directly by each of the Domestic Fund and Cheval and Mr. Chappell may be deemed to beneficially own the Shares owned directly by the Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of the Domestic Fund, the Offshore Fund, BH Management and Mr. Chappell is c/o Opus Equum, Inc. P.O. Box 788, Dolores, Colorado 81323. The business address of Cheval is P.O Box 309G, Ugland House, Georgetown, Grand Cayman, Cayman Islands KY1-1104.
Item 2(c).	Citizenship:
The Domestic Fund is a Delaware limited partnership.
Each of the Offshore Fund and Cheval is a Cayman Islands exempt company.
BH Management is a Delaware limited liability company.
Mr. Chappell is citizen of Malta.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 (“Common Stock”).

Item 2(e).	CUSIP Number:
07160F404
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If this statement is filed pursuant to Rule 13d-1(c), check this box [ X ]
Item 4.                          Ownership.
The percentages used herein and in the rest of this Schedule 13G are for each Reporting Person and have been calculated based upon 7,276,149 Common Shares issued and outstanding as of June 29, 2023 as reported by the Issuer in its Form 8-K filed with the SEC on July 5, 2023. As of the close of business on July 5, 2023, the Reporting Persons may be deemed to have beneficially owned approximately 6.9% of Common Stock outstanding.
(a)	Amount beneficially owned:
(a)	Amount beneficially owned:
The Domestic fund owns 40,000 shares of Common Stock.
The Offshore Fund owns 125,000 shares of Common Stock.
Cheval owns 335,000 shares of Common Stock.
BH Management may be deemed to beneficially own the shares of Common Stock held by the Domestic Fund and Cheval.
Mr. Chappell may be deemed to beneficially own the 500,000 shares of Common Stock held by BH Management and the Offshore Fund.
Collectively, the Reporting Persons beneficially own 500,000 shares of Common Stock.

(b)	Percent of class:
The Domestic Fund owns 40,000 shares of Common Stock representing 0.5% of the outstanding Common Stock.
The Offshore Fund owns 125,000 shares of Common Stock representing 1.7% of the outstanding Common Stock.
Cheval owns 335,000 shares of Common Stock representing 4.6% of the outstanding Common Stock.
BH Management beneficially owns 375,000 shares of Common Stock held by the Domestic Fund and Cheval representing 5.1% of the outstanding Common Stock.
Mr. Chappell beneficially owns the 375,000 shares of Common Stock collectively beneficially owned by BH Management representing 6.9% of the outstanding Common Stock.
(c) (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote:
The Domestic Fund, BH Management, and Mr. Chappell have the shared power to vote or direct the vote of 40,000 shares of Common Sttock owned by the Domestic Fund.
Cheval, BH Management, and Mr. Chappell have the shared power to vote or direct the vote of 335,000 shares of Common Stock owned by Cheval.
The Offshore Fund and Mr. Chappell have the shared power to vote or direct the vote of 125,000 shares of Common Stock owned by the Offshore Fund.
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition:
The Domestic Fund, BH Management, and Mr. Chappell have the shared power to dispose or direct the disposition of 40,000 shares of Common Sttock owned by the Domestic Fund.
Cheval, BH Management, and Mr. Chappell have the shared power to dispose or direct the disposition of 335,000 shares of Common Stock owned by Cheval.
The Offshore Fund and Mr. Chappell have the shared power to dispose or direct the disposition of 125,000 shares of Common Stock owned by the Offshore Fund.
Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A attached hereto.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 10, 2023

By:	/s/ Dale Chappell
Dale Chappell
individually and as director of
Black Horse Capital Master Fund Ltd. and
Cheval Holdings Ltd., and as managing member of
Black Horse Capital Management LLC,
for itself and as the general partner of
Black Horse Capital LP

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

EXHIBIT A
FILING ACKNOWLEDGMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated:  July 10, 2023

By:	/s/ Dale Chappell
Dale Chappell
individually and as director of
Black Horse Capital Master Fund Ltd. and
Cheval Holdings Ltd., and as managing member of
Black Horse Capital Management LLC,
for itself and as the general partner of
Black Horse Capital LP